Exhibit 12

PrivateBancorp, Inc.
Computation of Ratio of Earnings to Fixed Charges
(Dollars in thousands)

	Three Months Ended March 31,		Year Ended December 31,
	2017		2016		2015		2014		2013		2012
Earnings:
Income before income taxes	$79,484		$324,001		$296,400		$248,207		$199,943		$132,417
Fixed charges, excluding interest on deposits	7,444		24,018		20,691		27,699		30,462		24,289
Earnings before fixed charges, excluding interest on deposits	86,928		348,019		317,091		275,906		230,405		156,706
Interest on deposits	18,405		58,574		47,106		41,951		40,713		42,814
Earnings before fixed charges, including interest on deposits	$105,333		$406,593		$364,197		$317,857		$271,118		$199,520
Fixed Charges:
Interest expense, excluding interest on deposits	$7,444		$24,018		$20,691		$27,699		$30,462		$24,289
Interest on deposits	18,405		58,574		47,106		41,951		40,713		42,814
Total fixed charges, including interest on deposits	$25,849		$82,592		$67,797		$69,650		$71,175		$67,103
Fixed Charges and Preferred Stock Dividends:
Interest expense, excluding interest on deposits	$7,444		$24,018		$20,691		$27,699		$30,462		$24,289
Preferred stock dividends	—		—		—		—		—		13,368
Total fixed charges and preferred stock dividends, excluding interest on deposits	7,444		24,018		20,691		27,699		30,462		37,657
Interest on deposits	18,405		58,574		47,106		41,951		40,713		42,814
Total fixed charges and preferred stock dividends, including interest on deposits	$25,849		$82,592		$67,797		$69,650		$71,175		$80,471
Ratio of Earnings to Fixed Charges:
Excluding interest on deposits	11.68	x	14.49	x	15.33	x	9.96	x	7.56	x	6.45	x
Including interest on deposits	4.07	x	4.92	x	5.37	x	4.56	x	3.81	x	2.97	x
Ratio of Earnings to Fixed Charges and Preferred Stock Dividends:
Excluding interest on deposits	11.68	x	14.49	x	15.33	x	9.96	x	7.56	x	4.16	x
Including interest on deposits	4.07	x	4.92	x	5.37	x	4.56	x	3.81	x	2.48	x